UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                                     ------

                                PLC Systems Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   69341D 10 4
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69341D 10 4                        13G

--------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above Person
     Robert I. Rudko, Ph.D.
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group              (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power
                                        1,174,251   (includes  139,567  shares
                                        underlying options  exercisable within
                                        the next sixty (60) days).
Beneficially                        --------------------------------------------
                                    (6) Shared Voting Power
Owned by                                      -0-
                                    --------------------------------------------
Each Reporting                      (7) Sole Dispositive Power
                                        1,174,251   (includes  139,567  shares
                                        underlying options  exercisable within
                                        the next sixty (60) days).
Person With                         --------------------------------------------
                                    (8) Shared Dispositive Power
                                              -0-
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,174,251 (includes 139,567 shares underlying options exercisable within the next sixty (60) days).

 -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* This amount excludes 94,762 shares owned by Nancy Rudko, Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999, at a price of $4.00 per share, which option vests on December 31, 1999 or upon receipt of pre-market approval ("PMA") of the Company's patented laser system known as THE HEART LASER(TM)(the "Heart Laser"), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the

       Company or the sale of all or substantially all of the Company's stock to an acquiring party.
       This amount also excludes 14,000 shares held by Dr. Rudko's adult children, as to which shares he disclaims any beneficial interest.
--------------------------------------------------------------------------------
(11)   Percent of Class Represented by Amount in Row (9)
       7.2%
--------------------------------------------------------------------------------
(12)   Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------



Item 1(a).        NAME OF ISSUER:

                  PLC Systems Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10 Forge Park, Franklin, Massachusetts  02038

Item 2(a).        NAME OF PERSON FILING:

                  Robert I. Rudko, Ph.D.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  10 Forge Park, Franklin, Massachusetts  02038

Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  69431D 10 4

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ]Broker or Dealer registered under section 15 of the Act

                  (b) [ ] Bank as defined in section 3(a) (6) of the Act

                  (c) [ ] Insurance Company as defined in section 3(a) (19) of the Act

                  (d) [ ] Investment Company registered under section 8 of the
                          Investment Company Act

                  (e) [ ] Investment Adviser registered under section 203 of the
                          Investment Advisers
                          Act of 1940

                  (f) [ ] Employee  Benefit  Plan,  Pension  Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ] Parent Holding Company,in accordance with ss.240.13d-1
                          (b) (ii) (G)

                  (h) [ ] Group, in accordance with ss.240.13d-1 (b) (1) (ii)(H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1996:

                           1,174,251 shares of Common Stock. This amount includes 139,567 shares of Common Stock underlying options that are exercisable within sixty (60) days of the date hereof. This amount excludes 94,762 shares owned by Nancy Rudko, Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999 at a price of $4.00 per share, which options vest at December 31, 1999 or earlier upon receipt of pre-market approval ("PMA") of the Company's patented laser system known as THE HEART LASER(TM) (the "Heart Laser"), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 14,000 shares held by Dr. Rudko's adult children, as to which shares he disclaims any beneficial interest.

                  (b)      PERCENT OF CLASS:

                           7.2%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)  Sole  power  to  vote  or to  direct  the  vote:
                                1,174,251  shares of Common  Stock.  This amount
                                includes 139,567 shares of Common Stock underlying options that are exercisable within sixty (60) days of the date hereof. This amount excludes 94,762 shares owned by Nancy Rudko, Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999 at a price of $4.00 per share, which options vest at December 31, 1999 or earlier upon receipt of pre-market approval ("PMA") of the Company's patented laser system known as THE HEART LASER(TM)(the "Heart Laser"), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 14,000 shares held by Dr. Rudko's adult children, as to which shares he disclaims any beneficial interest.

                           (ii) Shared  power to vote or to direct  the vote:  0
                                shares.

                          (iii) Sole   power  to   dispose   or  to  direct  the
                                disposition of: 1,174,251 shares of Common Stock. This amount includes 139,567 shares of Common Stock underlying options that are exercisable within sixty (60) days of the date hereof. This amount excludes 94,762 shares owned by Nancy Rudko, Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999 at a price of $4.00 per share, which options vest at December 31, 1999 or earlier upon receipt of pre-market approval ("PMA") of the Company's patented laser system known as THE HEART LASER(TM)(the "Heart Laser"), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 14,000 shares held by Dr. Rudko's adult children, as to which shares he disclaims any beneficial interest.

                           (iv) Shared   power  to  dispose  or  to  direct  the
                                disposition of: 0 shares.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.






                                                                     Page 7 of 7
Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              February   12, 1997
                                   ---------------------------------------------
                                                      (Date)


                                            /s/ Robert I. Rudko, Ph.D.
                                   ---------------------------------------------
                                                   (Signature)


                                   Robert I. Rudko, Ph.D., Chairman of the Board
                                   ---------------------------------------------
                                                (Name and Title)